Exhibit 4.33

Norwegian Shipbrokers' Association's Memorandum of Agreement for sale and purchase of ships. Adopted by BIMCO in 1956. Code-name SALEFORM 2012 Revised 1996, 1983 and 1986/8, 1993 and 2012.

MEMORANDUM OF AGREEMENT

Dated: 16th May 2017

Contract No.: 17SCYL/45513MH

UTIRIK SHIPPING COMPANY INC., Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960 ~~(Name-ef-sellers)~~ hereinafter called the "Sellers", have agreed to sell, and

TRAWIND (NINGBO) SHIPPING LOGISTIC CO., LTD., Room 204, No.377 building, Ci Hu Ren Jia, Ci Cheng Town, Jiang Bei District, Ningbo City, China ~~(Name of buyers),~~ hereinafter called the "Buyers",

Import Agent: China Communications Import & Export Co., Ltd with its registered office at 6/F, China Merchants Tower, No.118 Jianguo Lu, Chaoyang Dist. Beijing, P.R. China to act as the Buyers' Import Agent (hereinafter called the "Import Agent")

have agreed to buy:

Name of vessel: m/v DOUKATO

IMO Number: 9227285

Classification Society: Bureau Veritas

Class Notation: I+Hull+Mach unrestricted NAV+AUT-UMS, inwatersurvey

Year of Build: 2002____     Builder/Yard: Samsung Heavy Industries Co., Ltd, Koje, South Korea

Flag: Marshall Islands	Place of Registration: Majuro_	GT/NT: 40,085 / 24,319

hereinafter called the "Vessel", on the following terms and conditions:

Definitions
"Banking Days" are days on which banks are open both in the country of the currency stipulated for the Purchase Price in Clause 1 (Purchase Price) and in the place of closing stipulated in Clause 8 (Documentation), China, Greece, United Kingdom and Germany. (~~add additional jurisdictions as appropriate).~~

"Buyers' Nominated Flag State" means P.R. China. ~~(state flag state)~~.

"Class" means the class notation referred to above.

"Classification Society" means the Society referred to above.

"Deposit" shall have the meaning given in Clause 2 (Deposit)

"Deposit Holder" means Ince & Co Singapore LLP ~~(state name and location of Deposit Holder) or, if left blank, the~~
~~Sellers' Bank~~, which shall hold and release the Deposit in accordance with this Agreement.

"In writing" or "written" means a letter handed over from the Sellers to the Buyers or vice verse, a registered letter, e-mail or telefax.

"Parties" means the Sellers and the Buyers.

"Purchase Price" means the price for the Vessel as stated in Clause 1 (Purchase Price).

"Sellers' Account" means Account No.:05-25422-002, IBAN: DE09 2012 0000 0525 4220 02, SWIFT: BEGODEHH, CURRENCY:  USD, CORRESPONDENT BANK: JP MORGAN CHASE BANK, NEW YORK, SWIFT- CHASUS33 ~~(state details of bank account)~~ at the Sellers' Bank.

"Sellers' Bank" means BERENBERG, Neuer Jungfernstieg 20, 20354 Hamburg, Germany ~~(state name of bank, branch and details) or, if left blank, the bank notified by the Sellers to the Buyers~~ for receipt of the balance of the Purchase Price.

1.	Purchase Price

The Purchase Price is US$ 6,150,000.- (United States Dollars Six Million One Hundred and Fifty Thousand) ~~(state currency and amount both in words and figures).~~
Steamship Shipbroking Enterprises Inc. brokerage commission is covered on a yearly basis directly from the Sellers.

2.	Deposit

As security for the correct fulfilment of this Agreement the Buyers shall lodge a deposit of 15% (fifteen per cent) ~~or, it left blank, 10% (ten-per-cent),~~ of the Purchase Price (the "Deposit") in an interest bearing joint / escrow account for the Parties with the Deposit Holder via the Buyers' Import Agent as advance payment within four (4) ~~three (3)~~
Banking Days after the date that:

(i) this Agreement has been signed by the Parties and exchanged ~~in original or~~ by e-mail ~~or telefax~~; and

(ii) the Deposit Holder has confirmed in writing to the Parties that the joint / escrow account has been opened.

The Deposit shall be released in accordance with joint written instructions of the Parties.
Interest, if any, shall be credited to the Buyers.  Any fee charged for opening the joint account, holding and releasing the Deposit and closing fees charged by the Deposit Holder shall be borne equally by the Parties.  The Parties shall provide to the Deposit Holder all necessary documentation to open and maintain the account without delay.

3.	Payment
On delivery of the Vessel, but not later than three (3) Banking Days after the date that Notice of Readiness has been given in accordance with Clause 5 (Time and place of delivery and notices):

(i) the Deposit shall be released to the Sellers, and;

(ii)
the balance of the Purchase Price and all other sums payable on delivery by the Buyers to the Sellers under this Agreement shall be paid in full free of bank charges to the Sellers' Account via the Buyers' Import Agent by MT103/199, such funds to be held by Sellers' Bank in trust/suspense for the Buyers and only to credit them to Sellers' Account upon presentation of:
i) a Release Letter duly signed by the Buyers and the Sellers; and
ii) an original or scanned copy of the executed Protocol of Delivery and Acceptance by Sellers' and Buyers' authorized representatives.

4.	Inspection

(a)* The Buyers appointed CCS surveyor who, on behalf of the Buyers, has inspected the Vessel at Singapore on 28th April, 2017 and approved the Vessel and waived her class records inspection, which are therefore accepted as they were at the time of the inspection.  After the Deposit is lodged as per Clause 2 of this Agreement, the Buyers' surveyors have the right to inspect the Vessel at Singapore before her departure but the sale is outright and definite, subject only to the terms and conditions of this Agreement.
~~have inspected and accepted the Vessel's classification records.  The Buyers~~
~~have also inspected the Vessel at/in       (state place) on      (state date) and have accepted the Vessel following this inspection and the sale is outright and definite, subject only to the terms and conditions of this Agreement.~~

~~(b)* The Buyers shall have the right to inspect the Vessel's classification records and declare whether same are accepted or not within (state date/period).~~

~~The Sellers shall make the Vessel available for inspection at/in (state place/range) within  (state date/period).~~

~~The Buyers shall undertake the inspection without undue delay to the Vessel. Should the Buyers cause undue delay they shall compensate the Sellers for the losses thereby incurred.~~

~~The Buyers shall inspect the Vessel without opening up and without cost to the Sellers.~~

~~During the inspection, the Vessel's dock and engine log books shall be made available for examination by the Buyers.~~

~~The sale shall become outright and definite, subject only to the terms and conditions of this Agreement, provided that the Sellers receive written notice of acceptance of the Vessel from the Buyers within seventy two (72) hours after completion of such inspection or after the date/last day of the period stated in Line 59, whichever is earlier.~~

~~Should the Buyers fail to undertake the inspection as scheduled and/or notice of acceptance of the Vessel's classification records and/or of the Vessel not be received by the Sellers as aforesaid, the Deposit together with interest earned, if any, shall be released immediately to the Buyers, whereafter this Agreement shall be null and void.~~

~~4(a) and 4(b) are alternatives; delete whichever is not applicable. In the absence of deletions, alternative 4(a) shall apply.~~

5.	Time and place of delivery and notices

(a) The Vessel shall be delivered and taken over safely afloat at a safe and accessible berth or anchorage in the Sellers' option ~~at/~~ in Shanhaiguan Shipyard, Qinhuangdao, China. ~~(state place/range) in the Sellers' option.~~

Notice of Readiness shall not be tendered before: 19th May 2017 to 16th June 2017 ~~(date)~~ Cancelling Date (see Clauses 5(c), 6 (a)(i), 6(a) (iii) and 14): 16th June 2017 (hereinafter called "Cancelling Date") in the Buyers' option.

(b) The Sellers shall keep the Buyers well informed of the Vessel's itinerary and shall provide the Buyers with ~~twenty (20),~~ ten (10), seven (7), five (5), ~~and~~ three (3) and two (2) days' notice of the approximate estimated and one (1) day definite notice of the date the Sellers intend to tender Notice of Readiness and of the intended place of delivery.

When the Vessel is at the place of delivery and in every respect physically ready for delivery in accordance with this Agreement, during the working time at the delivery place, the Sellers shall give the Buyers a written Notice of Readiness for delivery.

(c) If the Sellers anticipate that, notwithstanding the exercise of due diligence by them, the Vessel will not be ready for delivery by the Cancelling Date they may notify the Buyers in writing stating the date when they anticipate that the Vessel will be ready for delivery and proposing a new Cancelling Date.  Upon receipt of such notification the Buyers shall have the option of either cancelling this Agreement in accordance with Clause 14 (Sellers' Default) within three (3) Banking Days of receipt of the notice or of accepting the new date as the new Cancelling Date.
If the Buyers have not declared their option within three (3) Banking Days of receipt of the Sellers' notification or if the Buyers accept the new date, the date proposed in the Sellers' notification shall be deemed to be the new Cancelling Date and shall be substituted for the Cancelling Date stipulated in line 79.

If this Agreement is maintained with the new Cancelling Date all other terms and conditions hereof including those contained in Clauses 5(b) and 5(d) shall remain unaltered and in full force and effect

~~(d) Cancellation, failure to cancel or acceptance of the new Cancelling Date shall be entirely without prejudice to any claim for damages the Buyers may have under Clause 14 (Sellers' Default) for the Vessel not being ready by the original Cancelling Date.~~

(de) Should the Vessel become an actual, constructive or compromised total loss before delivery the Deposit together with interest earned, if any, shall be released immediately to the Buyers whereafter this Agreement shall be null and void.

6.	Divers Inspection / Drydocking
(a)*
(i)
The Vessel is to be delivered without drydocking, and the Buyers ~~shall~~ have the option at their cost and expense to arrange for an underwater inspection during her stay at Singapore by a diver approved by the Classification Society prior to the delivery of the
Vessel.  Such option shall be declared latest ten (10) ~~nine (9)~~ days prior to the Vessel's intended date of readiness for delivery as notified by the Sellers pursuant to Clause 5(b) of this Agreement.  The Sellers shall at their cost and expense make the Vessel available for such inspection.  This inspection shall be carried out without undue delay and in the presence of a Classification Society surveyor arranged for by the Sellers and paid for by the Buyers.  The Buyers' representative(s) ~~^)~~ shall have the right to be present at the diver's inspection as observer(s) only without interfering with the work or decisions of the Classification Society surveyor.  The extent of the inspection and the conditions under which it is performed shall be to the satisfaction of the Classification Society.  If the conditions at the place of delivery are unsuitable for such inspection, the Sellers shall at their cost and expense make the Vessel available at a suitable alternative place near to the delivery port, in which event the Cancelling Date shall be extended by the additional time required for such positioning and the subsequent re-positioning  The Sellers may not tender Notice of Readiness prior to completion of the underwater inspection.

(ii)
If the rudder, propeller, bottom or other underwater parts below the deepest load line are found broken, damaged or defective so as to affect the Vessel's class Class to impose a condition of class by way of imposing one or more Class condition(s)/recommendation(s), normal wear and tear excepted (the "Damage"), the Sellers will in their option and sole discretion either (i) repair the Vessel to the satisfaction of the Classification Society without condition or recommendation or (ii) deliver the Vessel with the Damage against a deduction from the Purchase Price in the amount of the estimated directs costs (of labour and materials unless the Classification Society does not require the Damage to be rectified before the Vessel's next scheduled drydocking survey) of carrying out the repairs to the satisfaction of the Classification Society without condition/ recommendation ('the Costs'), where after the Buyers shall have no further rights whatsoever in respect of the Damage and/or repairs.   The Costs shall be the average of quotes for the cost obtained from two (2) reputable independent shipyards at or in the vicinity of the port of delivery, one (1) to be obtained by each of the Parties within two (2) Banking Days from the date of the imposition of the condition(s)/ recommendation(s), unless the Parties agree otherwise.  Should either of the Parties fail to obtain such a quote within the stipulated time then the quote duly obtained by the other party shall be the sole basis for the estimation of the Costs.  The Sellers may not tender Notice of Readiness prior to such estimate having been established.  The Cancelling Date shall be extended by the additional time required to obtain the quotes for the Costs.  If the Costs of the Damage as per above are estimated to be above the amount of US$ 100,000.-- (United States Dollars One Hundred Thousand) (the "Maximum Amount") then the Sellers shall have the option (but, for the avoidance of doubt, not the obligation) to cancel this Agreement.  Should the Costs exceed the Maximum Amount and the Sellers inform the Buyers of their intention to cancel this Agreement then the Buyers shall have the right to accept the Maximum Amount as a lumpsum compensation to be deducted from the Purchase Price in full and final settlement of all their claims in connection with the Damage and take delivery of the Vessel as she is.  Such option to be declared by the Buyers within two (2) Banking Days after receipt of Sellers notification that they intend to cancel the Agreement in accordance with this clause.  In case this Agreement is cancelled in accordance with this clause then the Deposit together with interest, if' any, shall he released to the Buyers where after this Agreement shall become null and void without either Party having any claims against the other in relation to this Agreement.  For the avoidance of doubt, any class condition(s)/recommendation(s) which were already imposed on the Vessel prior to inspection shall not be taken into consideration in view of this clause.  The Sellers shall grant no further warranty and shall have no further liability with respect to the condition of the Vessel in excess of the stipulations of this clause.
~~, then (1) unless~~
~~repairs can be carried out afloat to the Classification Society, the Sellers shall arrange for the Vessel to be drydocked at their expense for inspection by the Classification Society of the Vessel's underwater parts below the deposit load line, the extent of the inspection being in accordance with the Classification Society's rules (2) such defects shall be made good by the Sellers at their cost and expense to the satisfaction of the Classification Society without condition/recommendation** and (3) the Sellers shall pay for the underwater inspection and the Classification Society's attendance.~~

~~Notwithstanding anything to the contrary in this Agreement, if the Classification Society do not require the aforementioned defects to be rectified before the next class drydocking survey, the Sellers shall be entitled to deliver the Vessel with these defects against a deduction from the Purchase Price of the estimated direct cost (of labour and materials of carrying out the repairs to the satisfaction of the Classification Society, whereafter the Buyers shall have no further rights whatsoever in respect of the defects and/or repairs.  The estimated direct cost of the repairs shall be the average of quotes for the repair work obtained from two reputable independent shipyards at or in the vicinity of the port of delivery, one to be obtained by each of the Parties within two (2) Banking Days from the date of the imposition of the condition/recommendation, unless the Parties agree otherwise  Should either of the Parties fail to obtain such a quote within the stipulated time then the quote duly obtained by the other Party shall be the sole basis for the estimate of the direct repair costs.  The Sellers may not tender Notice of Readiness prior to such estimate having been established.~~

~~(iii)~~
~~If the Vessel is to be drydocked pursuant to Clause 6(a)(ii) and no suitable dry docking facilities are available at the port of delivery, the Sellers shall take the Vessel to a port where suitable drydocking facilities are available, whether within or outside the delivery range as per Clause 5(a).  Once drydocking has taken place the Sellers shall deliver the Vessel at a port within the delivery range as per Clause 5(a) which shall, for the purpose of this Clause, become the new port of delivery.  In such event the Cancelling Date shall be extended by the additional time required for the drydocking and extra steaming, but limited to a maximum of fourteen (14) days.~~

~~(b)* The Sellers shall place the Vessel in drydock at the port of delivery for inspection by the Classification Society of the Vessel's underwater parts below the deepest load line, the extent of the inspection being in accordance with the Classification Society's rules.  If the rudder, propeller, bottom or other underwater parts below the deepest load line are found broken, damaged or defective so as to affect the Vessel's class, such defects shall be made good at the Sellers' cost and expense to the satisfaction of the Classification Society without condition/recommendation**.  In such event the Sellers are also to pay for the costs and expenses in connection with putting the Vessel in and taking her out of drydock, including the drydock dues and the Classification Society's fees.  The Sellers shall also pay for these costs and expenses if parts of the tailshaft system are condemned or found defective or broken so as to affect the Vessel's class.  In all other cases, the Buyers shall pay the aforesaid costs and expenses, dues and fees.~~

~~(c)~~	~~If the Vessel is drydocked pursuant to Clause 6 (a) (ii) or 6 (b) above:~~

~~(i)~~
~~The Classification Society may require survey of the tailshaft system, the extent of the survey being to the satisfaction of the Classification surveyor.  If such survey is not required by the Classification Society, the Buyers shall have the option to require the tailshaft to be drawn and surveyed by the Classification Society, the extent of the survey being in accordance with the Classification Society's rules for tailshaft survey and consistent with the current stage of the Vessel's survey cycle.  The Buyers shall declare whether they require the tailshaft to be drawn and surveyed not later than by the completion of the inspection by the Classification Society.  The drawing and refitting of the tailshaft shall be arranged by the Sellers.  Should any parts of the tailshaft system be condemned or found defective so as to affect the Vessel's class, those parts shall be renewed or made good at the Sellers' cost and expense to the satisfaction of Classification Society without condition/recommendation**.~~

~~(ii)~~
~~The costs and expenses relating to the survey of the tailshaft system shall be borne by the Buyers unless the Classification society requires such survey to be carried out or if parts of the system are condemned or found defective or broken so as to affect the Vessel's class, in which case the Sellers shall pay these costs and expenses.~~

~~(iii)~~	~~The Buyers' representative (s) shall have the right to be the present in the drydock, as observes(s) only without interfering with the work or decisions of the Classification Society surveyor.~~

~~(iv)~~
~~The Buyers shall have the right to have the underwater parts of the Vessel cleaned and painted at their risk, cost and expenses without interfering with the Sellers' or the Classification Society surveyor's work, if any, and without affecting the Vessel's timely delivery.  If, however, the Buyers' work in drydock is still in progress when the Sellers have completed the work which the Sellers are required to do, the additional docking time needed to complete the Buyers' work shall be for the Buyers' risk, cost and expenses.  In the event that Buyers' work requires such additional time, the Sellers may upon completion of the Sellers' work tender Notice of Readiness for delivery whilst the Vessel is still in drydock and, notwithstanding Clause 5 (a), the Buyers shall be obliged to take delivery in accordance with Clause 3 (Payment), whether the Vessel is in drydock or not.~~

~~*6 (a) and 6 (b) are alternatives; delete whichever is not applicable.  In the absence of deletions, alternative 6 (a) shall apply.~~

**Notes or memoranda, if any, in the surveyor's report which are accepted by the Classification society without condition/recommendation are not to be taken into account.

7.	Spares, bunkers and other items
The Sellers shall deliver the Vessel to the Buyers with everything belonging to her on board.
~~and on shore~~.  All spare parts and spare equipment ~~including spare tail-end shaft(s) and/or spare propeller(s)/propeller blade(s), if any~~, belonging to the Vessel at the time of inspection used or unused, whether on board or not shall become the Buyers' property without extra payment.~~, but spares on~~
~~order are excluded.  Forwarding charges, if any, shall be for the Buyers' account.  The Sellers are not required to replace spare parts including spare tail-end shaft(s) and spare propeller(s)/propeller blade(s) which are taken out of spare and used as replacement prior to delivery, but the replaced items shall be the property of the Buyers.  Unused stores and provisions shall be included in the sale and be taken over by the Buyers without extra payment.~~

Library and forms exclusively for use in the Sellers' V~~v~~essel~~(s)~~ and captain's, officers' and crew's personal belongings including the slop chest are excluded from the sale without compensation, as well as the following additional items:                    ~~(include list)~~
1 PC Bridge
1 PC Master's office
1 PC Chief Engineer's office
1 SATLINK Business Network

Items on board which are on hire or owned by third parties, listed as follows, are excluded from the sale without compensation:                                                            ~~(include list)~~
1.  Gas bottles (Oxygen /Acetylene/Freon) from Drew Marine, total 7pcs empty
2.  Gas bottles (Oxygen/Acetylene/Freon) from Drew Marine, total 3pcs full
~~Items on board at the time of inspection which are on hire or owned by third parties, not listed above, shall be replaced or procured by the Sellers prior to delivery at their cost and expense.~~

The Buyers shall take over all remaining bunkers on board and unused unbroached lubricating and hydraulic oils and greases in storage tanks and unopened sealed drums and pay ~~either:~~

~~(a)  *~~the Vessel's actual net price (excluding barging expenses) as evidenced by invoices or vouchers~~; or~~

~~(b)   *the current net market price (excluding barging expenses) at the port and date of delivery of the Vessel or, if unavailable, at the nearest bunkering port,~~

for the quantities taken over.

The quantities of bunkers and unused lubricating oils remaining on board at the time of delivery shall be established by joint survey by the Sellers and the Buyers' representatives on board the Vessel at least one (1) day prior to the expected date of delivery.  Then an agreed allowance for consumption for the period between the joint survey and the time of physical delivery of the Vessel to be subtracted from the figures found during the joint survey.  However, approximate bunker quantities on delivery to be declared by the Sellers to the Buyers latest jive (5) Banking Days prior to the expected date of delivery. For the Buyers import requirement, the quantities of bunkers shall be less than 10% (ten per cent) of the bunker tank capacity totally.

Payment under this Clause shall be made at the same time and place and in the same currency as the Purchase Price.

"inspection" in this Clause 7, shall mean the Buyers' inspection according to Clause 4(a). ~~or 4(b) (Inspection), if applicable.  If the Vessel is taken over without inspection, the date of this Agreement shall be the relevant date.~~

~~*(a) and (b) are alternatives, delete whichever is not applicable.  In the absence of deletions alternative (a) shall apply.~~

8.	Documentation The place of closing: in the Deposit Holder's office in Singapore.

~~(a)~~ In exchange for payment of the Purchase Price the Sellers shall provide the Buyers with ~~the following~~ delivery documents to be mutually agreed and which to form part of an Addendum to this Agreement which form integral part of this Agreement.

~~(i)~~
~~Legal Bill(s) of Sale in a form recordable in the Buyers' Nominated Flag State, transferring title of the Vessel and stating that the Vessel is free from all mortgages, encumbrances and maritime liens or any other debts whatsoever, duly notarially attested and legalised or apostilled, as required by the Buyers' Nominated Flag State;~~

~~(ii)~~	~~Evidence that all necessary corporate, shareholder and other action has been taken by the Sellers to authorise the execution, delivery and performance of this Agreement;~~

~~(iii)~~
~~Power of Attorney of the Sellers appointing one or more representatives to act on behalf of the Sellers in the performance of this Agreement, duly notarially attested and legalised or apostilled (as appropriate);~~

~~(iv)~~
~~Certificate or Transcript of Registry issued by the competent authorities of the flag state on the date of delivery evidencing the Sellers' ownership of the Vessel and that the Vessel is free from registered encumbrances and mortgages, to be faxed or e-mailed by such authority to the closing meeting with the original to be sent to the Buyers as soon as possible after delivery of the Vessel;~~

~~(v)~~
~~Declaration of Class or (depending on the Classification Society) a Class Maintenance Certificate issued within three (3) Banking Days prior to delivery confirming that the Vessel is in Class free of condition/recommendation;~~

~~(vi)~~
~~Certificate of Deletion of the Vessel from Vessel's registry or other official evidence of deletion appropriate to the Vessel's registry at the time of delivery, or, in the event that the registry does not as a matter of practice issue such documentation immediately, a written undertaking by the Sellers to effect deletion from the Vessel's registry forthwith and provide a certificate or other official evidence of deletion to the Buyers promptly and latest within four (4) weeks after the Purchase Price has been paid and the Vessel has been delivered;~~

~~(vii)~~
~~A copy of the Vessel's Continuous Synopsis Record certifying the date on which the Vessel ceased to be registered with the Vessel's registry, or, in the event that the registry does not as a matter of practice issue such certificate immediately, a written undertaking~~

~~from the Sellers to provide the copy of this certificate promptly upon it being issued together with evidence of submission by the Sellers of a duly executed Form 2 stating the date on which the Vessel shall cease to be registered with the Vessel's registry;~~

~~(viii)~~	~~Commercial Invoice for the Vessel;~~

~~(ix)~~	~~Commercial Invoice(s) for bunkers, lubricating and hydraulic oils and greases;~~

~~(x)~~	~~A copy of the Sellers' letter to their satellite communication provider cancelling the Vessel's communications contract which is to be sent immediately after delivery of the Vessel;~~

~~(xi)~~
~~Any additional documents as may reasonably be required by the competent authorities of the Buyers' Nominated Flag State for the purpose of registering the Vessel, provided the Buyers notify the Sellers of any such documents as soon as possible after the date of this Agreement; and~~

~~(xii)~~	~~The Sellers' letter of confirmation that to the best of their knowledge, the Vessel is not black listed by any nation or international organisation.~~

~~(b) At the time of delivery the Buyers shall provide the Sellers with:~~

~~(i)~~	~~Evidence that all necessary corporate, shareholder and other action has been taken by the Buyers to authorise the execution, delivery and performance of this Agreement; and~~

~~(ii)~~
~~Power of Attorney of the Buyers appointing one or more representatives to act on behalf of the Buyers in the performance of this Agreement, duly notarially attested and legalised or apostilled (as appropriate).~~

~~(c) If any of the documents listed in Sub clauses (a) and (b) above are not in the English language they shall be accompanied by an English translation by an authorised translator or certified by a lawyer qualified to practice in the country of the translated language.~~

~~(d) The Parties shall to the extent possible exchange copies, drafts or samples of the documents listed in Sub-clause (a) and Sub-clause (b) above for review and comment by the other party not later than                 (state number of days), or if left blank, nine (9) days prior to the Vessel's intended date of readiness for delivery as notified by the Sellers pursuant to Clause 5(b) of this Agreement.~~

~~(e) Concurrent with the exchange of documents in Sub-clause (a) and Sub-clause (b) above, the Sellers shall also hand to the Buyers the classification certificate(s) as well as all plans, drawings and manuals, (excluding ISM/ISPS manuals), which are on board the Vessel.  Other certificates which are on board the Vessel shall also be handed over to the Buyers unless the Sellers are required to retain same, in which case the Buyers have the right to take copies.~~

~~(f) Other technical documentation which may be in the Sellers' possession shall promptly after delivery be forwarded to the Buyers at their expense, if they so request.  The Sellers may keep the Vessel's log books but the Buyers have the right to take copies of same.~~

~~(g) The Parties shall sign and deliver to each other a Protocol of Delivery and Acceptance confirming the date and time of delivery of the Vessel from the Sellers to the Buyers.~~

9.	Encumbrances
The Sellers warrant that the Vessel, at the time of delivery, is free from all charters, encumbrances, mortgages and maritime liens or any other debts whatsoever, and is not subject to Port State or other administrative detentions.  The Sellers hereby undertake to indemnify the Buyers against all consequences of claims made against the Vessel which have been incurred prior to the time of delivery.

10.	Taxes, fees and expenses
Any taxes, fees and expenses in connection with the purchase and registration in the Buyers' Nominated Flag State shall be for the Buyers' account, whereas similar charges in connection with the closing of the Sellers' register shall be for the Sellers' account.  Local taxes, fees and tonnage dues at the place of delivery shall be for Buyers' account.

11.	Condition on delivery
The Vessel with everything belonging to her shall be at the Sellers' risk and expense until she is delivered to the Buyers, but subject to the terms and conditions of this Agreement she shall be delivered to the Buyers and taken over substantially in the same condition as when inspected by CCS ~~as she was at the time of inspection,~~ fair wear and tear excepted.

However, the Vessel shall be delivered ~~free of cargo and free of stowaways~~ with her present Class maintained and as per the attached Class Printout dated 28.04.2017.
Three (3) working days prior to the time of delivery the Sellers shall provide a Class Confirmation Certificate to the Buyers.  The Vessel's International, National, Class and Trading Certificates valid at least at the time of delivery
~~without condition/ recommendation*, free of average damage affecting the Vessel's class, and with her classification certificates and national certificates, as well as all other certificates the Vessel had at the time of inspection, valid and unextended without condition/ recommendation* by the Classification Society or the relevant authorities at the time of delivery.~~

"inspection" in this Clause 11, shall mean the Buyers' inspection according to Clause 4(a) ~~or 4(b) (Inspections), if applicable.  If the Vessel is taken over without inspection, the date of this Agreement shall be the relevant date.~~

*Notes and memoranda, if any, in the surveyor's report which are accepted by the Classification Society without condition/recommendation are not to be taken into account.

12.	Name/markings
Upon delivery the Buyers undertake to change the name of the Vessel and alter funnel markings.

13.	Buyers' default
Should the Deposit not be lodged in accordance with Clause 2 (Deposit), the Sellers have the right to cancel this Agreement, and they shall be entitled to claim compensation for their losses and for all expenses incurred together with interest.
Should the Purchase Price not be paid in accordance with Clause 3 (Payment), the Sellers have the right to cancel this Agreement, in which case the Deposit together with interest earned, if any, shall be released to the Sellers.  If the Deposit does not cover their loss, the Sellers shall be entitled to claim further compensation for their losses and for all expenses incurred together with interest.

14.	Sellers' default
Should the Sellers fail to give Notice of Readiness in accordance with Clause 5(b) or fail to be ready to validly complete a legal transfer by the Cancelling Date the Buyers shall have the option of cancelling this Agreement.  If after Notice of Readiness has been given but before the Buyers have taken delivery, the Vessel ceases to be physically ready for delivery and is not made physically ready again by the Cancelling Date and new Notice of Readiness given, the Buyers shall retain their option to cancel.  In the event that the Buyers elect to cancel this Agreement, the Deposit together with interest earned, if any, shall be released to them immediately.

Should the Sellers fail to give Notice of Readiness by the Cancelling Date or fail to be ready to validly complete a legal transfer as aforesaid they shall make due compensation to the Buyers for their loss and for all expenses together with interest if their failure is due to proven negligence and whether or not the Buyers cancel this Agreement.

15.	Buyers' representatives
After this Agreement has been signed by the Parties and the Deposit has been lodged, the Buyers have the right to place up to maximum two (2) representatives on board the Vessel at their sole risk and expense until the time of delivery.

These representatives are on board for the purpose of familiarisation and in the capacity of observers only, and always under Master's discretion, and they shall not interfere in any respect with the operation of the crew and/or ~~of~~ the Vessel.  The ~~Buyers and the~~ Buyers' representatives shall sign the Sellers' ~~P&I Club's standard~~ letter of indemnity in the form of the Seller's P&I Club prior to their embarkation.

The Buyers shall pay to the Sellers at the time of delivery US$15.- (United States Dollars Fifteen) per day per person as meal charge. Other charge including communication, if any, shall be paid by the Buyers at the time of delivery.
The Sellers crew to demonstrate the normal operation of the Vessel to the Buyers crew at least two (2) hours after the Vessel's delivery.

16.	Law and Arbitration
 (a) *This Agreement shall be governed by and construed in accordance with English law and any dispute arising out of or in connection with this Agreement shall be referred to arbitration in London in accordance with the Arbitration Act 1996 or any statutory modification or re-enactment thereof save to the extent necessary to give effect to the provisions of this Clause.

The arbitration shall be conducted in accordance with the London Maritime Arbitrators Association (LMAA) Terms current at the time when the arbitration proceedings are commenced.

The reference shall be to three arbitrators.  A party wishing to refer a dispute to arbitration shall appoint its arbitrator and send notice of such appointment in writing to the other party requiring the other party to appoint its own arbitrator within fourteen (14) calendar days of that notice and stating that it will appoint its arbitrator as sole arbitrator unless the other party appoints its own arbitrator and gives notice that it has done so within the fourteen (14) days specified.  If the other party does not appoint its own arbitrator and give notice that it has done so within the fourteen (14) days specified, the party referring a dispute to arbitration may, without the requirement of any further prior notice to the other party, appoint its arbitrator as sole~~rbitrator~~ arbitrator and shall advise the other party accordingly.  The award of a sole arbitrator shall be binding on both Parties as if the sole arbitrator had been appointed by agreement.

In cases where neither the claim nor any counterclaim exceeds the sum of US$100,000 the arbitration shall be conducted in accordance with the LMAA Small Claims Procedure current at the time when the arbitration proceedings are commenced.

~~(b) *This Agreement shall be governed by and construed in accordance with Title 9 of the United States Code and the substantive low (not including the choice of law rules) of the State of New York and any dispute arising out of or in connection with this Agreement shall be referred to three (3) persons at New York, one to be appointed by each of the parties hereto, and the third by the two so chosen; their decision or that of any two of them shall be final, and for the purposes of enforcing any award, judgment may be entered on an award by any court of competent jurisdiction.  The proceedings shall be conducted in accordance with the rules of the Society of Maritime Arbitrators, Inc.~~

~~In cases where neither the claim nor any counterclaim exceeds the sum of US$ 100,000 the arbitration shall be conducted in accordance with the Shortened Arbitration Procedure of the Society of Maritime Arbitrators, Inc.~~

~~(c) This Agreement shall be governed by and construed in accordance with the laws of (state place) and any dispute arising out of or in connection with this Agreement shall be referred to arbitration at     (state place), subject to the procedures applicable there.~~

~~* 16(a), 16(b) and 16(c) are alternatives; delete whichever is not applicable.  In the absence of deletions, alternative 16(a) shall apply.~~

17.	Notices
All notices to be provided under this Agreement shall be in writing.

Contact details for recipients of notices are as follows:

For the Buyers: TRAWIND (NINGBO) SHIPPING LOGISTIC CO., LTD.
c/o Dalian Trawing Shipping Co. Ltd.
FL4, No.l Times Plaza, No.27 Mingze Street, Zhongshan Dist., Dalian, China
Tel:+86 411 82813088 fax:+86 411 82822883
Email: liuxinghua88@l26.com

always with copy to: yutaotao@lotalco.com ; snp@,totako.com

For the Sellers:  UTIRIK SHIPPING COMPANY INC.
c/o Steamship Shipbroking Enterprises Inc.
Ymittou 6, 17564 Palaio Faliro, Athens, Greece
Tel: +30 210 9485 360 - Fax: +30 210 9401 810
e-mail: info@stsei.com

always with copy to:
snpcont@howerobinson.com
 snpfixtures@howerobinson.com

18.	Entire Agreement
The written terms of this Agreement comprise the entire agreement between the Buyers and the Sellers in relation to the sate and purchase of the Vessel and supersede all previous agreements whether oral or written between the Parties in relation thereto.

Each of the Parties acknowledges that in entering into this Agreement it has not relied on and shall have no right or remedy in respect of any statement, representation, assurance or warranty (whether or not made negligently) other than as is expressly set out in this Agreement.

Any terms implied into this Agreement by any applicable statute or law are hereby excluded to the extent that such exclusion can legally be made.  Nothing in this Clause shall limit or exclude any liability for fraud.

19. Delivery voyage
Further to Clauses 13 and 14 above (Buyers' default, Sellers' default) and in the event of the cancellation of this Agreement for whatsoever reason, any and all expenses incurred by Sellers for the delivery voyage of the Vessel from Singapore to Qinhuangdao area shall not be refundable to Buyers from the amount of the Deposit, from which they shall be deducted in the case that the Deposit is to be returned to Buyers pursuant to this Agreement and the total amount of the aforementioned expenses incurred by Sellers will be released separately to the Sellers' nominated bank account in full net of all bank charges upon receipt of the notice of cancellation of the Agreement by Sellers and Buyers.

20. Confidentiality
All negotiations are to be kept private and confidential between the parties involved, subject however to any disclosure requirement of the U.S. SEC and NASDAQ, Buyers' and Sellers' Bank or required by law. Should, however, details of the sale become known or reported on the market, neither the Buyers nor the Sellers shall have the right to withdraw from the sale or the right to fail to fulfil their obligations under this Agreement.

For and on behalf of Sellers		For and of behalf of the Buyers

/s/ Andreas Nikolaos Michalopoulos		/s/ Liu Xing Hua

Name:	Andreas Nikolaos Michalopoulos	Name:	Liu Xing Hua

Title:	Director and Treasurer	Title:	Attorney-in-fact